Alto Neuroscience, INC.

650 Castro Street, Suite 450
Mountain View, CA 94041

December 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

Re:	Alto Neuroscience, Inc.
Registration Statement on Form S-3 (File No. 333-291834)
Request for Acceleration of Effective Date

Mr. Howes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-291834) (the “Registration Statement”) to become effective on December 10, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Courtney M.W. Tygesson and Madison A. Jones of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Courtney M.W. Tygesson of Cooley LLP, counsel to the Registrant, at (312) 881-6680 or ctygesson@cooley.com, or in her absence, Madison A. Jones, at (202) 728-7087 or madison.jones@cooley.com.

[Signature page follows]

Very truly yours,

Alto Neuroscience, Inc.

By:	/s/ Nicholas C. Smith
Nicholas C. Smith
Chief Financial Officer

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc. Erin R. McQuade, Alto Neuroscience, Inc. Divakar Gupta, Cooley LLP
Courtney M.W. Tygesson, Cooley LLP
Madison A. Jones, Cooley LLP